Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial Services Inc. announces cancellation of special meeting of shareholders

     TORONTO, Jan. 7 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc ("Kingsway") announced today that it has cancelled the special meeting of shareholders called for February 10, 2009 as a result of the settlement with
Mr. Joseph Stilwell and his associates (the "Stilwell Group") of the matters giving rise to the requisition for the meeting.
     The settlement involves the appointment to the Kingsway board of directors (the "Board") of Larry G. Swets, Jr. and Spencer L. Schneider, two
nominees of the Stilwell Group effective immediately. W. Shaun Jackson will step down from the Board to make room for the Stilwell Group nominees but will retain all of his duties and responsibilities as President and Chief Executive
Officer of Kingsway. F. Michael Walsh will remain a director and the non-executive Chairman of Kingsway.
     The settlement agreement also provides that for a period of 3 years, the
Stilwell Group will not seek to have its nominees elected to a majority of the
Board seats and will not seek to obtain control of Kingsway.
     Joseph Stilwell, the Principal of the Stilwell Group, commented, "We are pleased to have reached a settlement and will fully support Shaun Jackson and the rest of the management team in their efforts to restore Kingsway to profitability and to increase shareholder value over the long term."
     Mr. Jackson stated, "Kingsway has taken and will continue to take decisive action to return Kingsway to profitability. I welcome the opportunity to focus on the implementation of our new strategies without the distraction and other costs of holding a special meeting. I look forward to the support of the representatives of the Stilwell Group in achieving our common goals for the benefit of all shareholders."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     About the Stilwell Group

     The Stilwell Group consists of Stilwell Value Partners III, L.P. and
Stilwell Associates, L.P., New York based private investment partnerships; its general partner, Stilwell Value LLC; and Joseph Stilwell, the sole and managing member of the general partner. Mr. Stilwell has overseen the Stilwell
Group of funds since their founding in 1993. He graduated from University of
Pennsylvania, The Wharton School, in 1983 where he earned a B.S. in Economics.
The Stilwell Group of funds focuses on financial institutions. Since 2000, aside from Kingsway, it has filed reportable positions in sixteen publicly-held companies.

     Forward Looking Statements

     This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2007 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Kingsway Financial Services Inc., Shelly Gobin,
Senior Vice President and Chief Financial Officer, Tel: (905) 677-8889, Fax:
(905) 677-5008, Web Site: www.kingsway-financial.com; The Stilwell Group,
Joseph Stilwell, (212) 269-5800/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 07-JAN-09